UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 000-50571

RESPONSE BIOMEDICAL CORP.
(Translation of registrant's name into English)

1781 - 75th Avenue W.
Vancouver, British Columbia, Canada V6P 6P2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits:

99.1	News Release dated 9 November 2011

99.2	Restated Financial Statements for the Year Ending December 31, 2010

99.3	Restated Management’s Discussion & Analysis for Year Ending December 31, 2010

99.4	Form 52-109F1R – CEO Certification of Refiled Annual Filings

99.5	Form 52-109F1R – CFO Certification of Refiled Annual Filings

99.6	Restated Financial Statements for the Period Ending March 31, 2011

99.7	Restated Management’s Discussion & Analysis for Period Ending March 31, 2011

99.8	Form 52-109F2R – CEO Certification of Refiled Interim Filings

99.9	Form 52-109F2R – CFO Certification of Refiled Interim Filings

99.10	Restated Financial Statements for the Period Ending June 30, 2011

99.11	Restated Management’s Discussion & Analysis for Period Ending June 30, 2011

99.12	Form 52-109F2R – CEO Certification of Refiled Interim Filings

99.13	Form 52-109F2R – CFO Certification of Refiled Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Response Biomedical Corp.
(Registrant)

Date: 9 November 2011	By:	/s/ P Massitti

Name: Patricia Massitti

Title:
VP Administration and Corporate Communications